Mail Stop 4561

January 26, 2009

Mr. John G. Robertson
President
Reg Technologies Inc.
240-11780 Hammersmith Way
Richmond, British Columbia, V7A 5E9, Canada

  Re: Reg Technologies Inc.
    Form 20-F for the Fiscal Year Ended April 30, 2008
    Filed November 14, 2008, as Amended on December 3, 2008
    File No. 000-24342

Dear Mr. Robertson:

  We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

1. We note that you have recorded a gain as a result of the issuance of shares of REGI U.S., Inc. outside the consolidated group. Please provide us with your computations, showing how this gain was calculated. Tell us the authoritative accounting literature that you followed for both Canadian and U.S. GAAP purposes. Please address the particular circumstances of this transaction that you believe support your accounting under the guidance in SAB Topic 5:H for U.S.

GAAP reporting. Tell us how you determined that realization of the gain was assured, given that REGI U.S., Inc. is a development stage company whose ability to continue in existence is in question.

2.   We note that your disclosures of gains and cash proceeds related to the sale of your subsidiary's shares incorrectly refer to these transactions as resulting from your subsidiary selling shares outside the consolidated group. Please tell us how you calculated the gains recognized on the sale of your subsidiary's shares and revise this disclosure in future filings to discuss both the gain on the sale of your subsidiary's shares and the gain recognized as a result of your subsidiary selling shares outside the consolidated group.

Item 15. Controls and Procedures

3.   We note that your management has concluded that disclosure controls and procedures were effective as of April 30, 2008 as disclosed in your Form 20-F filed November 14, 2008. We also note that you omitted management's conclusion regarding the effectiveness of disclosure controls and procedures in your amended Form 20-F filed on December 3, 2008. Please tell us how you considered the impact of the following items on your conclusion regarding the effectiveness of your disclosure controls and procedures: (i) management's conclusion that internal controls over financial reporting were not effective as of the end of your fiscal year, (ii) errors that resulted in the amendment of your Form 20-F for the fiscal year ended April 30, 2008, and (iii) the omission of management's conclusion regarding the effectiveness of disclosure controls and procedures in your amended Form 20-F. Please revise your filing to include management's conclusion regarding the effectiveness of disclosure controls and procedures. If you continue to conclude that your disclosure controls and procedures were effective, tell us about the factors you considered to support management's conclusion. If you conclude that your disclosure controls and procedures were ineffective, revise to indicate this conclusion and disclose your plan to remedy this deficiency.

Notes to the Consolidated Financial Statements

Note 13. Restatement

4.   Please tell us how you determined that subscriptions received by a subsidiary should be classified as a liability and specifically tell us whether the investor had the right to cancel its subscription and have the consideration refunded. Tell us the authoritative accounting literature that you followed for both Canadian and U.S. GAAP purposes.

5.   Please provide us with additional details regarding your restatement to reinstate previously eliminated foreign currency translation adjustments upon consolidation. In addition, please tell us how you calculated the adjustment to non-controlling interest as a result of other restatement adjustments. Explain and quantify the reason for changes between restated amounts and the amounts as originally filed and provide references to the Canadian and U.S. GAAP literature that supports this conclusion.

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Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief